UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Full Circle Capital Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

359671104

 (CUSIP Number)

December 31, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

CUSIP No. 359671104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Highbrace Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-0207680
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 361,829
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 361,829
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,829
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.82%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 359671104	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Full Circle Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Westchester Avenue, Suite S-620
Rye Brook, NY 10573

Item 2(b).	Name of Person Filing:

Highbrace Partners, LP

Item 2(b).	Address of Principal Business Office:

26 Byfield Lane, Suite 102, Greenwich, CT 06830

Item 2(c).	Citizenship:

Connecticut

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

359671104

CUSIP No. 359671104	13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Highbrace Partners, LP (the “Reporting Person”) is the beneficial owner of 361,829 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Full Circle Capital Corporation (“Full Circle”), which constitutes approximately 5.82% of Full Circle’s outstanding shares of Common Stock, based upon 6,219,382 shares of Common Stock outstanding as of February 9, 2011, as reported in Full Circle’s quarterly report on Form 10-Q for the period ended December 31, 2010.  The Reporting Person has sole power to vote and dispose of approximately 361,829 shares of Common Stock, and shared power to vote and dispose of approximately 0 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No. 359671104	13G	Page 5 of 5 Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 2011

Highbrace Partners LP

By:	/s/ Thomas A Ortwein, Jr
Name:	Thomas A Ortwein, Jr

Title:  Managing Member, Highbrace Capital, LLC, the General Partner of Highbrace Partners, LP